Exhibit 99.79

RIO ALTO DRILLS 173 METRES of 1.53 GRAMS of GOLD per TONNE

For Immediate Release	April 26, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to report assay results from 14 reverse circulation drill holes within and around the Calaorco Pit at the La Arena Gold Oxide Mine (“Oxide Mine”) located in Peru.

Significant intercepts were:

Hole	Intercept (mts)	Gold Grade (g/t)
CA-R11-004	282	0.61
CA-R11-006	208	1.20
CA-R11-007	173	1.53

The objectives of the 2011 oxide drilling program at Calaorco are; (a) to move material in the resource model from inferred to indicated, (b) fill gaps in the resource model in and around the current Calaorco pit design, (c) test a new structural interpretation that has been developed by Rio Alto's geologists from the re-interpretation of previous core drilling; and (d) identify the mineral continuity below the current pit design. The current pl n is to drill 11,700 m of C holes comprising 41 holes, each of approximately 300 m in length. Mineralization above 0.2 grams per tonne gold cut-off was encountered in 13 of the 14 holes drilled to date. Based on the results of the first 14 RC holes, the Company has improved its knowledge of the geological model and is re-orienting the remaining holes in the current program.

The results of the first 3,755 m of drilling within the oxide breccia sandstone are outlined below:

Drill Results

References to “Pit Location” in the following table refer to intercepts within (“Inside”) the Calaorco Oxide Pit or drill hole intercepts that extended below (“Below”) the Calaorco Oxide Pit. A map illustrating drill hole locations and selected drill hole cross sections related to this press release may be accessed by following this link: http://media3.marketwire.com/docs/RIO0426.pdf

						Pit
Hole ID	From	To	Length	Au g/t	Ag g/t	Location

RC1	22	104	82	0.53	2.95	Inside
RC2	Below Cut Off Grade
RC3	20	50	30	0.72	0.65	Inside
RC4	16	298	282	0.61	0.41	Below
Including	54	88	34	2.89	1.69	Inside
RC5	66	216	150	0.29	0.33	Inside
RC6	6	214	208	1.20	0.35	Inside
Including	32	96	64	2.22	0.61	Inside
RC6	292	300	8	0.55	0.35	Below
RC7	74	247	173	1.53	0.27	Inside
Including	110	132	22	6.43	0.37	Inside
Including	112	118	6	13.28	0.63	Inside
RC8	0	24	24	0.81	0.28	Inside
RC8	126	230	104	0.27	0.27	Below
RC8	282	324	42	0.21	0.22	Below
Including	320	324	4	0.92	0.20	Below
RC9	138	200	62	0.45	0.29	Inside
RC9	270	306	36	3.38	0.32	Below
Including	278	302	24	4.92	0.34	Below
Including	290	294	4	21.19	0.45	Below
RC10	98	212	114	0.42	0.45	Inside
RC10	234	298	64	0.98	0.48	Below
Including	256	270	14	2.40	0.43	Below
RC11	112	184	72	0.25	0.29	Inside
RC11	232	306	74	0.33	0.21	Below
RC12	28	68	40	0.29	0.23	Inside
RC12	156	204	48	0.11	0.20	Inside
RC12	234	298	64	0.38	0.25	Below
RC13	0	48	48	0.95	1.10	Inside
RC13	66	190	124	0.30	0.28	Below
RC14	16	148	132	0.77	0.27	Inside

There are two RC drill rigs working at La Arena and a third RC drill rig is scheduled to arrive on site in June. Also in June, four diamond drill rigs are scheduled to arrive on site. In March, Rio Alto designed an exploration program for its La Arena Project that included 40,000m of RC drilling and 10,000m of core drilling. Based on the early positive results from the drill holes at Calaorco, the previously announced results from the San Andres RC drilling (see Rio Alto press release issued March 14, 2011) and surface sampling in an unexplored area to the north of the Calaorco Pit, the Company is in the process of revising its 2011 drilling and exploration program. Once a revised program has been approved the Company will provide an update.

Quality Control and Assurance

Sampling of the reverse circulation drilling and sample preparation were performed by Rio Alto personnel and were carried out under strict protocols recommended in the NI 43-101 Technical Report dated July 31, 2010 prepared by Coffey Mining Pty Ltd for the Company. Samples were taken every 2m and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%. Rio Alto has a rigorous QA/QC program to control the chain-of-custody of samples and the insertion of blanks, duplicates, and certified reference standards in each batch of samples. Samples were shipped to CIMM-Peru in Lima where they were dried, crushed, pulverized, and assayed. All gold assays were obtained by standard 50g fire assaying with AA finish. All silver assays reported in the press release were obtained by Aqua-Regia dissolution followed by ICP measurement. CIMM-Peru is an ISO 9001:2000 certified laboratory.

Enrique Garay, M Sc. P. Geo. (AIG Member), Vice President Geology of Rio Alto is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. Mr. Ian Dreyer, B.App.Sc (AUSIMM Member), of Coffey Mining Pty Ltd, a Qualified Person as defined by National Instrument 43-101, designed and reviewed the Quality Control and Assurance program carried out by the Company with respect to these drill results. Each of Mr. Garay and Mr. Dreyer has read and approved the scientific and technical information in this news release.

This news release contains certain forward-looking information including statements concerning the expected timing for the arrival of drills at La Arena and the announcement of a revised exploration program. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.